UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

First High-School Education Group Co., Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value of $0.00001 per share

(Title of Class of Securities)

320505100**

(CUSIP Number)

Mr. Shaowei Zhang

Ms. Yu Wu

Visionsky Group Limited

Brightenwit Group Limited

Long-Spring Education Management Limited

Long-Spring Education Technology Limited

Long-Spring Education Consulting Limited

No. 1-1, Tiyuan Road, Xishan District

Kunming, Yunnan Province, 650228, People’s Republic of China

Telephone: +86-871-6515-5502

Spring River Greater China Fund

12A1, OfficePlus@Mongkok, 998 Canton Road, Mongkok, Hong Kong

Telephone: +852-0755-25164935

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* This statement on Schedule 13D constitutes an initial Schedule 13D filed jointly by Mr. Shaowei Zhang, Ms. Yu Wu, Visionsky Group Limited, Brightenwit Group Limited, Long-Spring Education Management Limited, Long-Spring Education Technology Limited, Long-Spring Education Consulting Limited, and Spring River Greater China Fund with respect to ordinary shares (“Ordinary Shares”), comprising Class A ordinary shares, par value US$0.00001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value US$0.00001 per share (“Class B Ordinary Shares”), of First High-School Education Group Co., Ltd., a Cayman Islands company (the “Company”).

** CUSIP number 320505100 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the Over-the-Counter Market under the symbol “FHSEY.” Each ADS represents three Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320505100

1	NAMES OF REPORTING PERSONS Shaowei Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,261,530 Ordinary Shares(1) (See Item 5)
	8	SHARED VOTING POWER 693,939 Ordinary Shares(2) (See Item 5)
	9	SOLE DISPOSITIVE POWER 32,261,530 Ordinary Shares(1) (See Item 5)
	10	SHARED DISPOSITIVE POWER 693,939 Ordinary Shares(2) (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,955,469 Ordinary Shares(1)(2) (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.0% of the Ordinary Shares (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 5)

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (a) 27,769,020 Class B ordinary shares directly held by Visionsky Group Limited, a British Virgin Islands company wholly owned by Shaowei Zhang, and (b) 4,492,510 Class B ordinary shares directly held by Brightenwit Group Limited, a British Virgin Islands company wholly owned by Yu Wu, the spouse of Shaowei Zhang. Shaowei Zhang disclaims beneficial ownership of the ordinary shares held by Brightenwit Group Limited. Yu Wu disclaims beneficial ownership of the ordinary shares held by Visionsky Group Limited.

(2)	Includes (a) 525,129 Class A ordinary shares directly held by Long-Spring Education Technology Limited, a British Virgin Islands company in which Shaowei Zhang has approximately 25.12% equity interest, (b) 99,940 Class A ordinary shares directly held by Long-Spring Education Management Limited, a British Virgin Islands company in which Shaowei Zhang has approximately 1.56% equity interest, and (c) 68,870 Class A ordinary shares directly held by Long-Spring Education Consulting Limited, a British Virgin Islands company in which Shaowei Zhang has approximately 23.08% equity interest.

CUSIP No. 320505100

1	NAMES OF REPORTING PERSONS Visionsky Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,769,020 Ordinary Shares (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,769,020 Ordinary Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,769,020 Ordinary Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 320505100

1	NAMES OF REPORTING PERSONS Yu Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,492,510 Ordinary Shares (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,492,510 Ordinary Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,492,510 Ordinary Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 320505100

1	NAMES OF REPORTING PERSONS Brightenwit Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,492,510 Ordinary Shares (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,492,510 Ordinary Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,492,510 Ordinary Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 320505100

1	NAMES OF REPORTING PERSONS Long-Spring Education Technology Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 525,129 Ordinary Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 525,129 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,129 Ordinary Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 320505100

1	NAMES OF REPORTING PERSONS Long-Spring Education Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 99,940 Ordinary Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,940 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,940 Ordinary Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 320505100

1	NAMES OF REPORTING PERSONS Long-Spring Education Consulting Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 68,870 Ordinary Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 68,870 Ordinary Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,870 Ordinary Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 320505100

1	NAMES OF REPORTING PERSONS Spring River Greater China Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,840,676 Ordinary Shares (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,840,676 Ordinary Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,840,676 Ordinary Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares) (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1. Security and Issuer.

This Schedule 13D relates to the Ordinary Shares of the First High-School Education Group Co., Ltd., a Cayman Islands company (the “Company”). The Ordinary Shares of the Company consist of Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.00001 per share.

The Company’s ADSs are quoted on the Over-the-Counter Market under the symbol “FHSEY.” Each ADS represents three Class A ordinary shares.

The principal executive offices of the Company are located at No. 1-1, Tiyuan Road, Xishan District Kunming, Yunnan Province, 650228, People’s Republic of China (the “PRC”).

Item 2. Identity and Background.

Mr. Shaowei Zhang, Ms. Yu Wu, Visionsky Group Limited, Brightenwit Group Limited, Long-Spring Education Management Limited, Long-Spring Education Technology Limited, Long-Spring Education Consulting Limited, and Spring River Greater China Fund are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares held by each other Reporting Person.

This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D. The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

(a) – (c), (f):

Mr. Shaowei Zhang is the founder, chairman of the board of directors and chief executive officer of the Company. Ms. Yu Wu is the spouse of Shaowei Zhang. Mr. Zhang and Ms. Wu are citizens of the PRC. Visionsky Group Limited is principally an investment holding vehicle and a British Virgin Islands company wholly owned by Mr. Shaowei Zhang. Brightenwit Group Limited is principally an investment holding vehicle and a British Virgin Islands company wholly owned by Ms. Yu Wu. Long-Spring Education Management Limited is principally an investment holding vehicle and a British Virgin Islands company in which Mr. Shaowei Zhang has approximately 1.56% equity interest. Long-Spring Education Technology Limited is principally an investment holding vehicle and a British Virgin Islands company in which Mr. Shaowei Zhang has approximately 25.12% equity interest. Long-Spring Education Consulting Limited is principally an investment holding vehicle and a British Virgin Islands company in which Mr. Shaowei Zhang has approximately 23.08% equity interest. Each of Long-Spring Education Management Limited, Long-Spring Education Technology Limited, and Long-Spring Education Consulting Limited is owned by Mr. Shaowei Zhang and certain current and former employees of the Company, each of whom may be deemed to have the voting and dispositive power over a portion of the underlying Ordinary Shares in relation to his or her shareholding percentage in the entity. The principal business address of each of Mr. Shaowei Zhang and Ms. Wu is No. 1-1, Tiyuan Road, Xishan District Kunming, Yunnan Province, 650228, the PRC. The principal business address of each of Visionsky Group Limited, Brightenwit Group Limited, Long-Spring Education Management Limited, Long-Spring Education Technology Limited, and Long-Spring Education Consulting Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

Spring River Greater China Fund is principally an investment fund founded by Mr. Pengwei Luo. Spring River Greater China Fund is a Cayman Islands company with the principal business office address at 12A1, OfficePlus@Mongkok, 998 Canton Road, Mongkok, Hong Kong.

(d) – (e):

During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons anticipate that at the price per Ordinary Share set forth in the Proposal (as described in Item 4 below), approximately US$1,726,336.70 will be expended in acquiring approximately 34,526,734 Ordinary Shares not currently owned by the Reporting Persons or rolled over in connection with the Proposed Transaction (as described in Item 4 below).

It is anticipated that the funding for the Proposed Transaction (as described in Item 4 below) will be provided by cash contributions to be arranged by the Reporting Persons. It is also anticipated that Reporting Persons and certain employees of the Company who are existing shareholders of the Company will roll over their equity interests in the Company to an acquisition vehicle.

Item 4. Purpose of Transaction.

On August 2, 2024, Mr. Shaowei Zhang, Ms. Yu Wu, and Spring River Greater China Fund (collectively, the “Buyer Group”) entered into a consortium agreement (the “Consortium Agreement”), pursuant to which all parties intend to cooperate in good faith to undertake an acquisition transaction with respect to the Company through a going-private transaction (the “Proposed Transaction”).

On the same date, the Buyer Group jointly submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors related to the proposed acquisition of all of the Ordinary Shares (other than those ADSs or Ordinary Shares of the Company that are held by the members of the Buyer Group or rolled over in connection with the Proposed Transaction) for cash consideration equal to US$0.05 per Ordinary Share or US$0.15 per ADS in cash.

Neither the Company nor the Buyer Group is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents relating to the Proposed Transaction (“Definitive Agreements”). The Proposed Transaction is subject to the execution of Definitive Agreements and the terms and conditions therein, among others. If the Proposed Transaction is completed, the Company’s Ordinary Shares may be eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

A copy of each of the Consortium Agreement and the Proposal is attached hereto as Exhibit B and Exhibit C, respectively, and incorporated herein by reference in its entirety. References to the Consortium Agreement and Proposal in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement and the Proposal.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) – (b):

The responses of each Reporting Person to Rows (7) through (13) of the cover pages are hereby incorporated by reference in this Item 5. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.

The following information with respect to the ownership of the Ordinary Shares of the Company by each of the Reporting Persons is provided as of August 2, 2024:

Reporting Person	Amount beneficially owned:		Percent of class(1):	Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:		Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Shaowei Zhang	32,955,469	(2)	38.0%	32,261,530	(2)	693,939	(2)	32,261,530	(2)	693,939	(2)
Visionsky Group Limited	27,769,020	(2)	32.0%	27,769,020	(2)	0		27,769,020	(2)	0
Brightenwit Group Limited	4,492,510	(2)	5.2%	4,492,510	(2)	0		4,492,510	(2)	0
Long-Spring Education Technology Limited	525,129	(2)	0.6%	0		525,129	(2)	0		525,129	(2)
Long-Spring Education Management Limited	99,940	(2)	0.1%	0		99,940	(2)	0		99,940	(2)
Long-Spring Education Consulting Limited	68,870	(2)	0.1%	0		68,870	(2)	0		68,870	(2)
Spring River Greater China Fund	5,840,676		6.7%	5,840,676		0		5,840,676		0

(1)	Pursuant to Rule 13d-3(d)(1), all Class B Ordinary Shares (which are convertible into Class A Ordinary Shares) were deemed to be converted for the purpose of (a) determining the aggregate amount of Class A ordinary shares beneficially owned by the Reporting Persons, and (b) calculating the percentages of the Class A ordinary shares beneficially owned by the Reporting Persons. The percentage of the class of securities beneficially owned by each Reporting Person is calculated based on a total of 86,838,700 ordinary shares as a single class, being the sum of 39,309,480 Class A ordinary shares and 47,529,220 Class B ordinary shares outstanding as of August 2, 2024, assuming conversion of all Class B ordinary shares into Class A ordinary shares.

(2)	Includes (a) 27,769,020 Class B ordinary shares directly held by Visionsky Group Limited, a British Virgin Islands company wholly owned by Shaowei Zhang, (b) 4,492,510 Class B ordinary shares directly held by Brightenwit Group Limited, a British Virgin Islands company wholly owned by Yu Wu, the spouse of Shaowei Zhang, (c) 525,129 Class A ordinary shares directly held by Long-Spring Education Technology Limited, a British Virgin Islands company in which Shaowei Zhang has approximately 25.12% equity interest, (d) 99,940 Class A ordinary shares directly held by Long-Spring Education Management Limited, a British Virgin Islands company in which Shaowei Zhang has approximately 1.56% equity interest, and (e) 68,870 Class A ordinary shares directly held by Long-Spring Education Consulting Limited, a British Virgin Islands company in which Shaowei Zhang has approximately 23.08% equity interest. Shaowei Zhang disclaims beneficial ownership of the ordinary shares held by Brightenwit Group Limited. Yu Wu disclaims beneficial ownership of the ordinary shares held by Visionsky Group Limited.

(c):

On July 1, 2024, Mr. Shaowei Zhang is allocated additional 100 shares of Long-Spring Education Technology Limited, which is principally an investment holding vehicle owned by Mr. Shaowei Zhang and certain current and former employees of the Company. Long-Spring Education Technology Limited holding a total of 2,086,530 Ordinary Shares of the Company. As a result, Mr. Shaowei Zhang’s equity interest in Long-Spring Education Technology Limited increased from 24.64% (5,150 shares out of a total of 20,900 shares outstanding) to 25.12% (5,250 shares out of a total of 20,900 shares outstanding), which corresponds to an increase of beneficial ownership of approximately 10,979 Ordinary Shares. Given the market price for the Company’s ADS is US$0.0132 per ADS as of July 1, 2024 (or approximately US$0.0044 per Ordinary Share), the allocation of 100 shares of Long-Spring Education Technology Limited to Mr. Shaowei Zhang (corresponding to an increase of beneficial ownership of approximately 10,979 Ordinary Shares) is valued at approximately US$48.30 in total.

(d):

Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e):

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The descriptions of the principal terms of the Consortium Agreement and Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, including any class of such issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings, or relationships have been entered into, the occurrence of which would give another person voting power or investment power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement dated August 8, 2024 by and between the Reporting Persons.

B	Consortium Agreement dated August 2, 2024 by and among Mr. Shaowei Zhang, Ms. Yu Wu, and Spring River Greater China Fund.

C	Proposal Letter dated August 2, 2024 from Mr. Shaowei Zhang, Ms. Yu Wu, and Spring River Greater China Fund to the board of directors of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2024

Shaowei Zhang

/s/ Shaowei Zhang

Visionsky Group Limited

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

Long-Spring Education Technology Limited

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

Long-Spring Education Management Limited

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

Long-Spring Education Consulting Limited

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

Yu Wu

/s/ Yu Wu

Brightenwit Group Limited

By:	/s/ Yu Wu
Name:	Yu Wu
Title:	Director

Spring River Greater China Fund

By:	/s/ Pengwei Luo
Name:	Pengwei Luo
Title:	Director

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with the other Reporting Person (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares (as defined in Schedule 13D), par value of $0.00001 per share, of First High-School Education Group Co., Ltd., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing.

This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: August 8, 2024

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

Shaowei Zhang

/s/ Shaowei Zhang

Visionsky Group Limited

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

Long-Spring Education Technology Limited

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

Long-Spring Education Management Limited

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

Long-Spring Education Consulting Limited

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

2

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

Yu Wu

/s/ Yu Wu

Brightenwit Group Limited

By:	/s/ Yu Wu
Name:	Yu Wu
Title:	Director

3

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

Spring River Greater China Fund

By:	/s/ Pengwei Luo
Name:	Pengwei Luo
Title:	Director

4

Exhibit B

CONSORTIUM AGREEMENT

THIS CONSORTIUM AGREEMENT is made as of August 2, 2024 (the “Agreement”), by and among Mr. Shaowei Zhang, Ms. Yu Wu, and Spring River Greater China Fund (each a “Party”, and collectively, the “Parties”).

WHEREAS, the Parties propose to undertake an acquisition transaction (the “Transaction”) with respect to First High-School Education Group Co., Ltd. (the “Company”), a company incorporated under the laws of the Cayman Islands and quoted on the OTCQB, and upon the completion of the Transaction, the Company would (a) cease to be quoted on the OTCQB and (ii) be deregistered under the United States Securities Exchange Act of 1934 (the “Exchange Act”);

WHEREAS, in connection with the Transaction, the Parties propose to: (a) form a new entity (“Holdco”) under the laws of the Cayman Islands, (b) cause Holdco to form a direct, wholly-owned subsidiary (“Merger Sub”) under the laws of the Cayman Islands, and (c) at the closing of the Transaction (the “Closing”), cause the Merger Sub to merge with and into the Company, with the Company being the surviving company and becoming a direct, wholly-owned subsidiary of Holdco (the “Surviving Company”); and

WHEREAS, the Parties will submit (a) a non-binding going private proposal (the “Proposal”) to the board of directors of Company (the “Board”) and (b) cooperate in discussing the Proposal with the Company, the Board, or the special committee of the Board comprised of independent directors of the Company (the “Special Committee”), conducting due diligence of the Company and its business, and negotiating the terms of definitive documentation in connection with the Transaction, including an agreement and plan of merger among Holdco, Merger Sub and the Company (the “Merger Agreement”).

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.	Definitions and Interpretation

1.1	Definitions. In this Agreement, unless otherwise defined herein:

“ADSs” means the Company’s American Depositary Shares, each representing three Class A Ordinary Shares.

“Advisors” means the advisors and/or consultants of Holdco, Merger Sub, and the Parties, in each case appointed in connection with the Transaction.

“Affiliate” means, with respect to any person, any other person that, directly or indirectly, Controls, is Controlled by or is under common Control with such specified person and “Affiliates” shall be construed accordingly.

“Business Day” means any day (other than a Saturday or a Sunday) on which banks generally are open in PRC and Hong Kong for the transaction of normal banking business.

“Class A Ordinary Shares” means the Class A Ordinary Shares of the Company, par value US$0.00001 per share.

“Class B Ordinary Shares” means the Class B Ordinary Shares of the Company, par value US$0.00001 per share.

“Company Shares” means the Class A Ordinary Shares and the Class B Ordinary Shares, including the Class A Ordinary Shares represented by ADSs.

“Competing Proposal” means a proposal, offer or invitation to the Company, a Party or any of their respective Affiliates (other than the Transaction), that involves (a) a sale of all or any significant amount of the assets of the Company; (b) the direct or indirect acquisition of 10% or more of the Company Shares, (c) a merger, business combination, consolidation, restructuring or recapitalization involving the Company, or (d) a change of control of the Company or any other transaction that could adversely affect, prevent or materially reduce the likelihood of the consummation of the Transaction with the Parties.

“Confidential Information” includes (a) all written, oral or other information obtained in confidence by one Party from any other Party in connection with this Agreement or the Transaction, unless such information (i) is already known to such Party or to others not known by such Party to be bound by a duty of confidentiality, or (ii) is or becomes publicly available other than through a breach of this Agreement by such Party, and (b) the existence or terms of, and any negotiations or discussions relating to, this Agreement, the Transaction and any definitive documentation, including the Merger Agreement.

“Consortium” means the consortium formed by the Parties hereto to undertake the Transaction.

“Control” means the possession, directly or indirectly, of the power to direct the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“PRC” means the People’s Republic of China, which for the purpose of this Agreement excludes the Hong Kong Special Administrative Region (“Hong Kong”), the Macau Special Administrative Region and Taiwan.

“Representative” of a Party means such Party’s employees, directors, officers, partners, members, nominees, agents, advisors (including, but not limited to legal counsel, accountants, consultants and financial advisors), potential sources of equity or debt financing, and any representatives of the foregoing. The Representatives shall include the Advisors.

“Securities” means shares, warrants, options and any other securities which are convertible into or exercisable for shares or other equity of the Company, including the Company Shares and the ADSs.

2

1.2	Interpretation. For purposes of this Agreement: (a) any pronoun shall include the corresponding masculine, feminine, and neuter forms and has no difference or distinction whatsoever; (b) the definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined; (c) the words “include,” “includes,” and “including” shall be deemed to be followed by the words “without limitation”; (d) the word “or” is not exclusive unless the context clearly requires otherwise; (e) the words “herein,” “hereof,” “hereby,” “hereto,” and “hereunder” refer to this Agreement as a whole Section and paragraph headings are inserted for ease of reference only and shall not affect construction.

2.	Proposal

2.1	The Proposal. The Parties shall jointly submit the Proposal to the Board, and thereafter (a) discuss with the Company, the Board, or the Special Committee regarding the Proposal; (b) conduct due diligence of the Company and its business; and (c) negotiate in good faith the terms of definitive documentation in connection with the Transaction, including the Merger Agreement and any other agreements and documents in connection with or in support of the Transaction.

3.	Holdco; Financing

(a)	Prior to executing the Merger Agreement, the Parties shall (i) incorporate Holdco and cause Holdco to incorporate Merger Sub, and (ii) negotiate in good faith any organizational or governing documents of Holdco and Merger Sub, including the memorandum and articles of association. The memorandum and articles of association of Merger Sub shall become the memorandum and articles of association of the Surviving Company at the Closing. Each Party shall use its reasonable best efforts to vote its interests in Holdco and to execute, deliver, and perform any such agreements or documents as may be necessary, appropriate, or beneficial to complete the Transaction.

(b)	Each Party agrees to cooperate in good faith to timely secure adequate financing to consummate the Transaction in exchange for newly issued equity interests in Holdco as provided in the Merger Agreement or otherwise agreed by the Parties in writing.

4.	Transaction; Exclusivity

4.1	Participation in Transaction. Each Party shall cooperate in good faith to complete the Transaction, including by using reasonable best efforts to (a) participate in meetings and negotiations with the Special Committee and its advisors, (b) provide timely responses to reasonable requests for information by the Special Committee and its advisors, Holdco, or another Party; and (c) execute and comply with any confidentiality agreements reasonably requested by the Company. Unless the Parties otherwise agree, none of the Parties shall commission a report, opinion or appraisal (within the meaning of Item 1015 of Regulation M-A of the Exchange Act). Notwithstanding the foregoing, none of the Parties is required provide any information or engage in any act in breach of the Party’s obligation or fiduciary duty to the Company.

3

4.2	Approvals. Each Party shall use reasonable best efforts to obtain all applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions required or, in the reasonable opinion of the Parties, desirable for the consummation of the Transaction.

4.3	Exclusivity Period. During the period beginning on the date hereof and ending on the earlier of (i) the 6-month anniversary of the date hereof and (ii) the termination of this Agreement pursuant to Section 5 (the “Exclusivity Period”), unless otherwise agreed to in writing in advance by the other Party, each Party shall: (a) work exclusively with the other Parties to implement the Transaction, (b) promptly notify the other Parties if it or, to its knowledge, any of its Representatives receives any approach or communication with respect to any Competing Proposal; (c) vote or cause to be voted all Securities against any Competing Proposal or matter that would facilitate a Competing Proposal and in favor of the Transaction; (d) not directly or indirectly make, encourage, facilitate, or join a Competing Proposal either alone or with or through any Representatives authorized to act on such Party’s behalf; or (e) take any action that would reasonably be expected to have the effect of frustrating, preventing, disabling or delaying the Transaction or any Party’s performance of its obligations under this Agreement.

5.	Termination

5.1	Failure to Agree. At any time prior to execution and delivery of a Merger Agreement, if the Parties are unable to agree, after good faith cooperation and negotiation, either (i) as between themselves upon the material terms of the Transaction, or (ii) with the Special Committee on the material terms of the Transaction, a Party may cease its participation in the Transaction by delivery of a written notice to the other Parties and this Agreement shall terminate with respect to such withdrawing Party.

5.2	Other Termination Events. From and after such time as the Merger Agreement is executed and delivered, no Party will be permitted to withdraw from or be relieved of its obligations hereunder without the prior written consent of all other Parties. Subject to Section 5.3, this Agreement shall terminate with respect to all Parties upon the earliest to occur of (a) a written agreement among all the Parties to terminate this Agreement, (b) termination of the Merger Agreement in accordance with its terms, or (c) the Closing.

5.3	Effect of Termination. Article 6 (Confidentiality), Article 7 (Notices) and Article 9 (Miscellaneous) shall continue to bind a Party upon termination of this Agreement with respect to such Party pursuant to this Article 5.

6.	Confidentiality

6.1	Confidentiality.

(a)	Except as permitted under Section 6.2, each Party shall not, and shall direct its Affiliates and Representatives not to, without the prior written consent of the other Parties, disclose any Confidential Information received by it (the “Recipient”) from any other Party (the “Discloser”). Each Party shall not and shall direct its Affiliates and Representatives not to, use any Confidential Information for any purpose other than for the purposes of this Agreement or the Transaction.

(b)	Upon written request of the Discloser, Subject to Section 6.1(c), the Recipient shall return or destroy any Confidential Information which falls within clause (a) of the definition of Confidential Information (other than any electronic data stored on the back-up tapes of the Recipient’s hardware).

4

(c)	Each Party may retain in a secure archive a copy of the Confidential Information referred to in Section 6.1(b) if the Confidential Information is required to be retained by the Party for regulatory purposes or in connection with a bona fide document retention policy.

(d)	Each Party acknowledges that, in relation to Confidential Information received from the other Parties, the obligations contained in this Section 6.1 shall continue to apply for a period of 12 months following termination of this Agreement unless otherwise agreed in writing.

6.2	Permitted Disclosures. A Party may make disclosures (a) to those of its Affiliates and Representatives as such Party reasonably deems necessary to give effect to or enforce this Agreement (including potential sources of capital), but only on a confidential basis; (b) if required by law or a court of competent jurisdiction, the United States Securities and Exchange Commission or another regulatory body or international stock exchange having jurisdiction over a Party or pursuant to whose rules and regulations such disclosure is required to be made; or (c) if the information is publicly available other than through a breach of this Agreement by such Party or its Affiliates or Representatives.

7.	Notices

7.1	All notices, requests, consents or other documents to be provided hereunder by any Party to another Party shall be in writing and be delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, overnight courier to the address provided under such other Party’s signature page hereto, electronic mail, or to such other address or facsimile number or electronic mail address as such Party may hereafter specify for the purpose by notice to the other Parties hereto. Any such notices, requests, consents or other documents shall be deemed delivered to the receiving Party upon actual receipt, if delivered personally; upon confirmation or proof of successful transmission if sent by facsimile or e-mail; or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

8.	Representations and Warranties

8.1	Representations and Warranties. Each Party hereby represents and warrants, on behalf of such Party only, to the other Parties that (a) it has the requisite power and authority to execute, deliver and perform this Agreement; (b) the execution, delivery and performance of this Agreement by it have been duly and validly authorized and approved by all necessary action on the part of such Party and no additional proceedings or actions are necessary to approve this Agreement; (c) this Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding agreement of such Party enforceable against it in accordance with the terms hereof; (d) its execution, delivery and performance (including the provision and exchange of information) of this Agreement will not (i) violate, conflict with, require a consent, waiver or approval under, or result in default under, any of the terms of any material contract or agreement to which such Party is a party or by which such Party is bound, any organizational document of such Party, or any office such Party holds, or (ii) violate any law, court order, writ, injunction, decree or statute, or any rule or regulation, applicable to such Party or any of its properties and assets.

8.2	Reliance. Each Party acknowledges that the other Parties have entered into this Agreement on the basis of and reliance upon (among other things) the representations and warranties in Section 8.1 and have been induced by them to enter into this Agreement.

5

9.	Miscellaneous

9.1	Entire Agreement. This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous both written and oral understandings, agreements, representations, and warranties with respect to such subject matter.

9.2	Further Assurances. Each of the Parties hereby agrees to execute and deliver such additional documents or instruments and to take such further actions as may be required to carry out the provisions hereof and give effect to the Transaction.

9.3	Severability. If any provision of this Agreement is held to be invalid, illegal or unenforceable for any reason under applicable law in any jurisdiction, (a) such invalidity, illegality, or unenforceability shall not affect any the reminder of this Agreement or invalidate or render unenforceable such provision or this Agreement in any other jurisdiction; and (b) the Parties shall negotiate in good faith to modify this Agreement to effect the original intent of the parties to complete the Transaction as originally contemplated.

9.4	Amendments. Neither this Agreement nor any term hereof may be amended or modified except by an instrument in writing executed by each of the Parties.

9.5	Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure or delay by any Party in exercising any right, remedy power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy power or privilege hereunder preclude any other or further exercise of any other right, remedy, power or privilege.

9.6	Assignment. Other than as provided herein, the rights and obligations of each Party shall not be assigned or delegated (whether by operation of law, merger, consolidation, or otherwise) without the prior consent of all other Parties, and any attempted assignment shall be null and void and of no force or effect.

9.7	No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto, and nothing in this Agreement shall be construed as giving any person, other than the Parties (and their heirs, executors, successors, legal representatives and permitted assigns), any right, benefit, remedy or claim of any nature under or by reason of this Agreement.

9.8	Counterparts. This Agreement may be executed in counterparts. Each of counterparts shall be deemed an original, and all of counterparts together shall be deemed to be one agreement. A signed copy of this Agreement delivered by facsimile, e-mail, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

9.9	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong without giving effect to any choice of law or conflict of law rules or provisions (whether of Hong Kong or any other jurisdiction).

9.10	Dispute Resolution. Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (HKIAC) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The seat of arbitration shall be Hong Kong. The award of the arbitration tribunal shall be final and conclusive and binding upon the Parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the Parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

9.11	Specific Performance. Each Party acknowledges and agrees that the other Parties would be irreparably injured by a breach of this Agreement by it and that money damages alone are an inadequate remedy for breach of this Agreement. Accordingly, in addition to all other rights and remedies available at law or in equity to such Party (including the right to claim money damages for breach of any provision of this Agreement), each Party shall be entitled to bring an action for specific performance and/or injunctive or other equitable relief (without posting a bond or other security) to enforce or prevent any violations of any provision of this Agreement.

9.12	Limitation on Liability. The obligation of each Party under this Agreement is several (and not joint, or joint and several).

[signature page follows]

6

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

/s/ Shaowei Zhang
Shaowei Zhang
Address:

7

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

/s/ Yu Wu
Yu Wu
Address:

8

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

Spring River Greater China Fund

/s/ Pengwei Luo
Pengwei Luo
Director
Address:

9

Exhibit C

August 2, 2024

Board of Directors (the “Board”)
First High-School Education Group Co., Ltd. (the “Company”)

No. 1-1, Tiyuan Road, Xishan District

Kunming, Yunnan Province 650228

People’s Republic of China

Dear Members of the Board:

Mr. Shaowei Zhang, founder, chairman of the Board and chief executive officer of the Company, Ms. Yu Wu, and Spring River Greater China Fund (the “Buyer Group”, “we” or “us”) are pleased to submit this preliminary non-binding proposal (“Proposal”) in a going private transaction (the “Acquisition”). We have entered into a consortium agreement dated as of the date hereof pursuant to which we have agreed to work with each other exclusively with respect to the Acquisition.

We believe that our Proposal provides an attractive opportunity for the Company’s shareholders. Our Proposal include the following key terms:

1. Purchase Price. The proposed consideration payable for each ordinary share of the Company for the Acquisition is US$0.05 in cash, or US$0.15 in cash for each American Depositary Share of the Company (an “ADS”, representing three Class A ordinary shares of the Company) (in each case other than those ADSs or ordinary shares of the Company that are held by the members of the Buyer Group or rolled over in connection with the proposed Acquisition). Our proposal represents a premium of approximately 354.5% to the closing price on the last trading day prior to the date of this proposal, and a premium of approximately 269.3% and 320.7% to the volume-weighted average price during the last 7 and 30 trading days, respectively.

2. Financing. We are confident that we can timely secure adequate financing to consummate the Acquisition.

3.  Due Diligence. We will conduct customary due diligence on the Company on an expedited basis. We respectfully request that the Board accommodate our due diligence request.

4.  Process. We expect that the Board will establish a special committee comprised of independent and disinterested directors of the Company (the “Special Committee”), who will consider our Proposal, be exclusively authorized to negotiate the proposed Acquisition with us, and make a recommendation to the Board.

5. Definitive Agreements. We stand ready to negotiate and finalize definitive agreements relating to the Acquisition (the “Definitive Agreements”) expeditiously. These documents will provide for customary and appropriate representations, warranties, covenants and conditions for transactions of this type.

6. Confidentiality. We trust you will agree that it is in our best interests to keep our discussions with respect to the Acquisition strictly confidential (unless otherwise required by law) until we have executed the Definitive Agreements or terminated our discussions. We expect to timely file one or more Schedule 13D and/or amendments to disclose information related to the Proposal and the Acquisition as required by the securities laws.

7. No Binding Commitment. This letter constitutes only our preliminary indication of interest and does not constitute any binding offer, agreement or commitment with respect to the Acquisition, which will only result from the execution of the Definitive Agreements and subject to the terms and conditions therein.

In conclusion, we look forward to working with you to successfully complete the Acquisition. Please do not hesitate to contact us if you have any questions regarding our Proposal.

Sincerely,

/s/ Shaowei Zhang
Shaowei Zhang

2

Sincerely,

/s/ Yu Wu
Yu Wu

3

Sincerely,

Spring River Greater China Fund

/s/ Pengwei Luo
Pengwei Luo
Director

4